Exhibit 99.1

Cardiome Announces Update in Commercialization Partnership for BRINAVESS™ in Select European Markets

NASDAQ: CRME   TSX: COM

VANCOUVER, Feb. 19, 2014 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that pursuant to its agreement of July 2013, the company has begun shipping BRINAVESS™ (vernakalant intravenous) to AOP Orphan Pharmaceuticals AG, headquartered in Vienna, Austria, now making the product available to physicians and patients in Switzerland, the Czech Republic, Poland, Slovenia, Slovakia, Hungary, Latvia and Romania.  AOP Orphan will actively call on customers in these additional markets to promote BRINAVESS™.

"Making BRINAVESS available in significant Central/Eastern European markets is an important milestone in our agreement with AOP Orphan Pharmaceuticals.  We are pleased that AOP Orphan has expeditiously obtained the necessary registrations to make the product available in these countries," said Karim Lalji, Chief Commercial Officer for Cardiome.  "AOP Orphan has already begun successful commercialization of BRINAVESS in Austria and we look forward to continuing success in these additional markets."

"We are pleased to execute on the commercialization of BRINAVESS in key Central/Eastern European markets." said Rudolf Widmann, Ph. D., CEO of AOP Orphan. "The synergies that exist between BRINAVESS and our cardiovascular franchise have enabled us to rapidly build on our existing customer base by offering a complementary product and developing new customer relationships which are significant to our future growth."

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in Acute Coronary Syndrome patients.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

About AOP Orphan Pharmaceuticals AG
AOP Orphan is a multinational Austrian company with a strong focus on clinical research, development and commercialization of medicines for rare and complex diseases. Supplying patients and medical specialists with such medications requires the provision of extended services. Big global companies encounter frequent problems in serving such market segments optimally, a fact reflected in the rapid growth of AOP Orphan as we provide individualized and customized services to meet and accommodate for the needs of physicians and patients. AOP Orphan provides its services across all Central Europe, Middle East & Asia. Currently AOP Orphan is concentrating on orphan and complex diseases in hematology / oncology, cardiology, pulmonology, intensive care medicine, neurology and psychiatry.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions.  Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2014 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

SOURCE: Cardiome Pharma Corp.

%CIK: 0001036141

For further information:

Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

CO: Cardiome Pharma Corp.

CNW 08:45e 19-FEB-14